Filed pursuant to Rule 433

under the Securities Act of 1933

Registration Statement No. 333-158282

Issuer Free Writing Prospectus,

dated as of March 31, 2009

PRICING SUPPLEMENT

Dated March 31, 2009 to

the Preliminary Prospectus Supplement

of Teradyne, Inc.

Dated March 30, 2009

Teradyne, Inc.

$175,000,000

in aggregate principal amount of

4.50% Convertible Senior Notes due 2014

This pricing supplement relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated March 30, 2009 (the “Preliminary Prospectus”) and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) relating to these securities.

Issuer:	Teradyne, Inc. (NYSE: TER) (the “Company”)

Issue:	4.50% Convertible Senior Notes due 2014 (the “Notes”)

Aggregate Principal Amount:	$175,000,000

Over-allotment Option:	$15,000,000

Offering Price:	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date

Interest Rate:	4.50% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2009

Maturity:	March 15, 2014, unless earlier converted or repurchased

Reference Price:	$4.38, the last reported sale price for the Company’s common stock on the NYSE on March 31, 2009

Conversion Premium:	Approximately 25% over the Reference Price

Conversion Price:	Approximately $5.4750, subject to adjustment

Conversion Rate:	182.6484 shares of common stock per $1,000 principal amount of Notes, subject to adjustment

Fundamental Change Repurchase Right of Holders:	If the Company undergoes a “fundamental change” (as defined in the Preliminary Prospectus under “Description of the Notes — Fundamental Change Permits Holders to Require Us to Repurchase Notes”), each holder of the Notes will have the option to require the Company to repurchase all or any portion of such holder’s Notes. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date. Any Notes repurchased by the Company will be paid in cash.

Ranking:	The Notes will be the Company’s senior unsecured obligations and will rank equally with all of its existing and future senior debt and senior to any of its subordinated debt. The Notes are not guaranteed by the Company’s subsidiaries and will be structurally subordinated to all existing and future liabilities of the Company’s subsidiaries and will be effectively subordinated to any existing and future secured indebtedness, including secured indebtedness under the Company’s credit facility. As of December 31, 2008, the Company and its subsidiaries had $122.5 million of senior indebtedness outstanding, all of which was secured, and no subordinated debt outstanding.

Use of Proceeds / Unaudited Pro Forma Condensed Combined Financial Statements:	The Company expects the net proceeds to it from this offering to be $169.5 million (or approximately $184.1 million if the underwriters exercise in full their option to purchase additional Notes), after payment of discounts and commissions and estimated offering expenses to be paid by the Company. The Company intends to use approximately $122.5 million of the net proceeds of this offering and of the proceeds of the warrant transaction to repay amounts outstanding under, and to terminate, its senior secured credit facility. The Company also intends to use approximately $59.5 million (or approximately $64.6 million if the underwriters exercise in full their option to purchase additional Notes) of the net proceeds of this offering and of the proceeds of the warrant transaction to pay the cost of the convertible note hedge transactions as described in the Preliminary Prospectus under “Description of Convertible Note Hedge and Warrant Transactions.” The estimated proceeds received by the Company from the warrant transaction described in the Preliminary Prospectus will be $39.6 million (or $43.0 million if the hedge counterparty exercises in full its option to purchase additional warrants). The application of FSP APB 14-1 will result in $59.5 million being bifurcated and allocated to equity. The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000. Remaining proceeds will be used for general corporate purposes.

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch & Co.

Underwriting / Qualified Independent Underwriter:	Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the Notes, when sold to the public at the public offering price set forth in this pricing supplement, is no lower than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which will not receive any additional compensation in connection with its acting as a qualified independent underwriter. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 1.65% of the principal amount of Notes.

Trade Date:	March 31, 2009

Settlement Date:	April 6, 2009

Listing:	None

CUSIP:	880770AE2

ISIN:	US880770AE23

Purchase of Convertible Note Hedge and Sale of Warrants:	The convertible note hedges will cover, subject to customary antidilution adjustments, approximately 31,963,470 shares of the Company’s common stock (or approximately 34,703,196 shares if the underwriters exercise in full their option to purchase additional Notes). The warrants will be net share settled and will cover, subject to customary antidilution adjustments, approximately 31,963,470 shares of the Company’s common stock, and the hedge counterparty has been granted a 13-day option to purchase warrants covering, subject to customary antidilution adjustments, an additional 2,739,726 shares of the Company’s common stock. However, even if the hedge counterparty exercises this option in full, the Company will not be obligated to deliver to the hedge counterparty more than 34,526,500 shares of common stock upon exercise of the warrants (which amount represents less than 19.99% of the Company’s outstanding shares of common stock as of the date hereof, without giving effect to any shares of common stock issuable pursuant to the warrant transaction), subject to customary antidilution adjustments. Goldman, Sachs & Co. will be the hedge counterparty (as defined in the Preliminary Prospectus under “Description of Convertible Note Hedge and Warrant Transactions”).

Irrevocable Net Share Settlement Election:	If at any time on or prior to the 60th scheduled trading day preceding the maturity date of the Notes, the Company irrevocably elects net share settlement with respect to all conversions, the Company will settle all conversions as follows. The Company will pay cash in an amount equal to the sum of the principal portions (as defined in the Preliminary Prospectus) for each of the 25 VWAP trading days (as defined in the Preliminary Prospectus) during the observation period (as defined in the Preliminary Prospectus). In addition, if the daily conversion value (as defined in the Preliminary Prospectus) exceeds $40 on any VWAP trading day during the relevant 25 VWAP trading day observation period, the Company will also deliver shares of its common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted Notes for such VWAP trading day, all calculated as described in the Preliminary Prospectus under “Description of the Notes—Conversion Rights—Settlement upon Conversion.”

Adjustment to Shares Delivered upon Conversion in Connection with a Make-Whole Fundamental Change:	The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the Notes, in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus):

	Make-Whole Reference Date
Stock Price	April 6, 2009	March 15, 2010	March 15, 2011	March 15, 2012	March 15, 2013	March 15, 2014
$ 4.38	45.6621	45.6621	45.6621	45.6621	45.6621	45.6621
$ 4.50	43.6768	41.9931	40.1253	39.5738	39.5738	39.5738
$ 5.00	37.1110	35.0817	32.6015	29.8174	25.9902	17.3516
$ 5.50	32.0963	29.8994	27.1053	23.7134	18.6974	0.0000
$ 6.00	28.1707	25.9159	22.9934	19.3298	13.8499	0.0000
$ 7.00	22.4753	20.2792	17.3963	13.7259	8.4194	0.0000
$ 8.00	18.5819	16.5443	13.8706	10.4920	5.8627	0.0000
$ 10.00	13.6532	11.9796	9.8069	7.1357	3.7835	0.0000
$ 12.50	10.1084	8.8141	7.1545	5.1635	2.7761	0.0000
$ 15.00	7.9125	6.8949	5.5988	4.0585	2.2181	0.0000
$ 20.00	5.3198	4.6521	3.8034	2.7906	1.5512	0.0000
$ 25.00	3.8325	3.3664	2.7720	2.0545	1.1540	0.0000
$ 30.00	2.8700	2.5305	2.0963	1.5674	0.8894	0.0000
$ 40.00	1.7137	1.5184	1.2688	0.9629	0.5586	0.0000
$ 50.00	1.0641	0.9444	0.7922	0.6076	0.3605	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $50.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $4.38 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased to more than 228.3105 shares of common stock per $1,000 in principal amount of Notes, subject to adjustment from time to time as set forth in the Preliminary Prospectus.

The Company has filed a registration statement (including an accompanying prospectus dated as of March 30, 2009 and the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526 or from Merrill Lynch & Co. by calling toll-free 866-500-5408.